Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward Looking Statements

The following discussion contains “forward-looking statements,” including statements regarding expectations, beliefs, intentions or strategies for the future. These statements may identify important factors which could cause our actual results to differ materially from those indicated by the forward-looking statements. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to:

●	our limited operating history;

●	our current and future capital requirements;

●	our ability to manufacture, market and sell our products and to generate significant revenues;

●	our intention to advance our technologies and commercialization efforts;

●	our ability to maintain our relationships with key partners and grow relationships with new partners;

●	our ability to maintain or protect the validity of our U.S. and other patents and other intellectual property;

●	our ability to launch and penetrate markets in new locations and new market segments;

●	our ability to retain key executive members and hire additional personnel;

●	our ability to maintain and expand intellectual property rights;

●	interpretations of current laws and the passages of future laws;

●	our ability to achieve greater regulatory compliance needed in existing and new markets;

●	the overall demand for passenger and freight transport;

●	our ability to achieve key performance milestones in our planned operational testing;

●	our ability to establish adequate sales, marketing, production and distribution channels;

●	acceptance of our business model by investors;

●	our ability to maintain the listing of our ordinary shares on Nasdaq;

●	changes in tariffs, trade barriers, price and exchange controls and other regulatory requirements and the impact of such policies on us, our customers and suppliers, and the global economic environment

●	the fact that we conduct business in multiple foreign jurisdictions, exposing us to foreign currency exchange rate fluctuations, logistical and communications challenges, burdens and costs of compliance with foreign laws and political and economic instability in each jurisdiction;

●	adverse federal, state and local government regulation, in the United States, Europe or Israel and other foreign jurisdictions;

●	security, political and economic instability in the Middle East that could harm our business, including due to the current security situation in Israel; and

●	other risks and uncertainties, including those listed in the section titled “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2025, filed with the Securities and Exchange Commission, or the SEC, on March 31, 2026, or the Annual Report.

The preceding list is not intended to be an exhaustive list of any forward-looking statements and are based on our beliefs, assumptions and expectations of future performance, taking into account the information available to us. These statements are only predictions based upon our current expectations and projections about future events. There are important factors that could cause our actual results to differ materially from the results expressed or implied by the forward-looking statements.

The forward-looking statements contained herein are based upon information available to our management as of the date hereof and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. Except as required by law, we undertake no obligation to update publicly any forward-looking statements after the date hereof to conform these statements to actual results or to changes in our expectations.

Non-GAAP Financial Measures and Key Business Metrics

We present our results of operations in a way that we believe will be the most meaningful and useful to investors, analysts, rating agencies and others who use our financial information to evaluate our performance. Some of our financial measures are not prepared in accordance with generally accepted accounting principles, or non-GAAP, under SEC rules and regulations. For example, in this Report, we present Non-GAAP Net Loss, which is non-GAAP financial measure as defined in Item 10(e) of SEC Regulation S-K. Non-GAAP Net Loss is presented for supplemental informational purposes only, and is not intended to be a substitute for any GAAP financial measures, including net loss, and, as calculated, may not be comparable to companies in other industries or within the same industry with similarly titled measures of performance. In addition, this non-GAAP measure should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Therefore, this non-GAAP financial measure should be considered in addition to, not as a substitute for, or in isolation from, measures prepared in accordance with U.S. GAAP. Where appropriate, reconciliations of our non-GAAP financial measure to the most comparable U.S. GAAP figures are included. For further discussion, see “Operating Results — Key Business Metrics and Non-GAAP Financial Measures.”

Operating Results.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in our Annual Report, as well as our unaudited condensed financial statements and the related notes thereto for the six months ended June 30, 2026, included elsewhere in this Report on Form 6-K. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties.

The following financial data in this narrative are expressed in thousands of U.S. dollars, except for share and per share data or as otherwise noted.

Overview

We are an AI-powered railway technology company in the early commercialization stage, focused on transforming the railway safety and data markets. We believe we have developed cutting edge, industry-leading AI-based detection systems specifically designed for rail applications. Our systems are designed to enhance railway safety, support prevention of accidents, save lives, improve operational efficiency, and significantly reduce costs for the railway operators through real-time detection and actionable data insights.

Since our founding in April 2016, we have developed proprietary railway detection systems designed to enhance railway safety and operational efficiency. These systems are based on advanced image processing and deep learning technologies and provide early warnings to train drivers of obstacles on and around the railway track, including in severe weather and challenging lighting conditions. Our system uses high-resolution cameras capable of identifying objects at distances of up to 2,000 meters, together with an onboard computer unit that uses AI and machine learning algorithms to analyze images, identify objects on or near the tracks, and alert train drivers of potential risks.

Our railway detection systems use electro-optics technology, including visible-light spectrum cameras and thermal cameras, which transmit data to a ruggedized on-board computing unit designed to operate in harsh environmental conditions of locomotives. Our railway detection and classification system includes image-processing and machine-learning algorithms that process the data in real time to identify potential hazards on and around the track. These algorithms are designed to detect and classify objects, such as people, animals, vehicles, signs, signals along the track, and anomalies (unclassified objects). These data collection and classification capabilities can be applied to additional use cases, including big data analytics.

Recent Business Developments

In January 2026, we completed the acquisition of a 51% controlling interest in Quantum Transportation, a cutting-edge quantum computing and AI company specializing in machine-learning-based error correction technologies, expanding our long-term technology capabilities in quantum-computing-based error-correction algorithms and potential future railway AI applications.

Operating Expenses

Our current operating expenses consist of two components - research and development expenses, and general and administrative expenses. To date, we have not generated significant revenues.

Research and Development Expenses

Our research and development expenses consist primarily of salaries and related personnel expenses (including share-based payment), subcontractor’s expenses and other related research and development expenses.

The following table discloses the breakdown of research and development expenses:

	Six months ended June 30,
(in thousands of USD)	2026	2025

Payroll and related expenses	$3,187	$2,543
Share-based payment	248	220
Depreciation	63	56
Equipment	214	187
Rent and office maintenance	262	221
Write-off of acquired IPR&D	1,028	-
Other	194	14
Total	5,196	3,241

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and related expenses, share-based payment, professional service fees for accounting, legal and bookkeeping, facilities, travel expenses and other general and administrative expenses.

The following table discloses the breakdown of general and administrative expenses:

	Six months ended June 30,
(in thousands of USD)	2026	2025

Payroll and related expenses	$1,391	$1,168
Share-based payment	307	210
Professional services	944	826
Travel expenses	32	73
Rent and office maintenance	94	74
Marketing and other	382	161
Total	3,150	2,512

Comparison of the Six Months Ended June 30, 2026, to the Six Months Ended June 30, 2025

Results of Operations

	Six months ended June 30,
(in thousands of USD)	2026	2025

Revenues	$1,015	$237
Cost of sales	(698)	(189)
Gross profit	317	48
Research and development expenses	(5,196)	(3,241)
General and administrative expenses	(3,150)	(2,512)
Operating loss	(8,029)	(5,705)

Financial (expenses) income:
Revaluation of derivatives, warrant liabilities and other	-	(380)
Other financing income, net	719	406)

Total Loss	7,310	5,679

Revenues

During the six months ended June 30, 2026, we recognized revenues of $1,015,000, representing an increase of $778,000 or 328%, compared to $237,000 for the six months ended June 30, 2025. Revenues for the first half of 2026 were mainly derived from ShuntingYard Systems delivery for Railserve and from services provided to existing customers.

Research and Development Expenses

Our research and development expenses for the six months ended June 30, 2026, amounted to $5,196,000, an increase of $1,955,000 or 60%, compared to $3,241,000 for the six months ended June 30, 2025. The increase was primarily attributable to a non-cash expense of approximately $1,028,000 related to the write-off of acquired in-process research and development (IPR&D) in connection with the Quantum Transportation acquisition. The increase was also attributable to higher salary expenses, primarily reflecting the depreciation of the U.S. dollar against the Israeli shekel (NIS), since a significant portion of our workforce is compensated in NIS, as well as the consolidation of Quantum Transportation’s R&D expenses.

General and administrative expenses

Our general and administrative expenses for the six months ended June 30, 2026, were $3,150,000, an increase of $638,000 or 25%, compared to $2,512,000 for the six months ended June 30, 2025. The increase was primarily due to the depreciation of the U.S. dollar against the NIS, as a significant portion of our expenses is denominated in NIS, higher share-based payment expenses due to new RSU grants to employees, increased sales and marketing expenses and the consolidation of Quantum Transportation general and administrative expenses.

Operating loss

As a result of the foregoing, our operating loss for the six months ended June 30, 2026, was $8,029,000 compared to an operating loss of $5,705,000 for the six months ended June 30, 2025, an increase of $2,324,000 or 41%.

Financial expenses and income:

Revaluation of derivatives, warrant liabilities and other

For the six months ended June 30, 2026, we recorded no expenses due to the revaluation of derivatives, warrant liabilities and other . This compares to expenses of $380,000 for the six months ended June 30, 2025, which was due to the revaluation of derivatives, warrant liabilities and other in connection with shares issued under the SEPA (as defined below).

Other financial income, net

For the six months ended June 30, 2026, our other financial income amounted to $719,000 attributable to interest income earned on short-term deposits. This compares to $406,000 in financial income for the six months ended June 30, 2025.

Net Loss

As a result of the foregoing, our total net loss for the six months ended June 30, 2026, was $7,310,000 compared to $5,679,000 for the six months ended June 30, 2025, an increase of $1,631,000 or 29%.

Key Business Metrics and Non-GAAP Financial Measures

We monitor the key business metrics set forth below to help us evaluate growth trends, establish budgets, measure the effectiveness of our sales and marketing efforts, and assess operational efficiencies. Our key business metric is Non-GAAP Net Loss. Increases or decreases in our key performance metrics may not correspond with increases or decreases in our revenue.

Non-GAAP Net Loss

Non-GAAP net loss is a non-GAAP financial metric that we defined as GAAP net loss excluding stock-based compensation expenses and revaluation of derivative warrant liability expenses. Our non-GAAP net loss for the six months ended June 30, 2026, was $6,754,000 compared to $4,870,000 for the six months ended June 30, 2025, an increase of $1,886,000 or 39%.

	June 30,	June 30,
(in thousands of USD)	2026	2025
GAAP Net Loss	$(7,310)	$(5,679)
Stock-based compensation expenses	$556	$429
Revaluation of derivative warrant liability expenses	$-	$380
Non-GAAP Net Loss	$(6,754)	$(4,870)

We believe that this non-GAAP financial measure is useful in evaluating our business as a way of assisting an investor in evaluating future cash flows of the business.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date(s) of the financial statements and the reported amounts of revenues and expenses during the reporting period(s). A comprehensive discussion of our critical accounting policies is included in “Item 5. Operating and Financial Review and Prospects – Management’s Discussion and Analysis of Financial Condition and Results of Operations” section in our Annual Report, as well as our unaudited condensed financial statements and the related notes thereto for the six months ended June 30, 2026, included elsewhere in this Report Form 6-K.

Liquidity and Capital Resources.

Overview

Since our inception through June 30, 2026, we have funded our operations principally with approximately $103 million (net of issuance expenses) from the issuance of ordinary shares, preferred shares, and warrants in public and private offerings. As of June 30, 2026, we had approximately $15.3 million in cash and cash equivalents.

The table below presents our cash flows for the periods indicated:

	Six months ended June 30,
(in thousands of USD)	2026	2025

Operating activities	(6,213)	(4,661)

Investing activities	92	(10)

Financing activities	1,083	9,759

Net increase (decrease) in cash, cash equivalents and restricted cash	(4,648)	5,216

Operating Activities

Net cash used in operating activities of $6,213,000 during the six months ended June 30, 2026, was primarily used for payment of an aggregate of approximately $4,578,000 in salaries and related personnel expenses. The remaining amount of approximately $1,635,000 was used for professional services, marketing, travel, rent and other miscellaneous expenses.

Net cash used in operating activities of $4,661,000 during the six months ended June 30, 2025, was primarily used for payment of an aggregate of approximately $3,711,000 in salaries and related personnel expenses. The remaining amount of approximately $950,000 was used for professional services, travel, rent and other miscellaneous expenses.

Investing Activities

Net cash provided by investing activities of $92,000 during the six months ended June 30, 2026 reflected $163,000 of cash acquired upon the initial consolidation of Quantum Transportation, net, partially offset by $71,000 used for purchases of fixed assets. Net cash used by investing activities of $10,000 during the six months ended June 30, 2025, primarily reflected the purchase of fixed assets.

Financing Activities

Net cash provided by financing activities during the six months ended June 30, 2026, consisted of $1,083,000 primarily in proceeds from the issuance of ordinary shares, net of issuance expenses, in relation to the ATM Facility (as defined below. See “At-the-Market Sales Agreement (April 2025)”

Net cash provided by financing activities during the six months ended June 30, 2025, consisted of $9,759,000 of net proceeds from our issuance of ordinary shares under the SEPA and exercise of warrants.

At-the-Market Sales Agreement (April 2025)

On April 24, 2025, we entered into a Sales Agreement, or Sales Agreement, with A.G.P./Alliance Global Partners, as sales agent, or A.G.P. Pursuant to the Sales Agreement, we may offer and sell, from time to time through A.G.P. our ordinary shares, having an aggregate offering price of up to $11,311,750, from time to time through A.G.P, or the ATM Facility. On December 5, 2025, we increased the aggregate offering price of the ATM Facility to $13,673,937, which does not include approximately $2,194,879 of ordinary shares sold under the ATM Sales Agreement prior to that date. A.G.P. is entitled to a commission equal to 3.0% of the gross proceeds from the sale of the ordinary shares and will be reimbursed for certain specified expenses in connection with entering into the Sales Agreement. During the six months ended June 30, 2026, we sold 125,403 ordinary shares, for aggregate net proceeds of approximately $1.1 million, pursuant to the Sales Agreement.

Standby Equity Purchase Agreement (October 2024)

On October 7, 2024, we entered into a Standby Equity Purchase Agreement, or the SEPA, with YA II PN, LTD., or Yorkville, pursuant to which we have the right, but not the obligation, to sell Yorkville up to $30.0 million of our ordinary shares (following a February 2025 amendment increasing the original $20.0 million commitment), subject to certain conditions and limitations, including a cap on Yorkville’s beneficial ownership of 4.99% of our outstanding ordinary shares. As of the date hereof, we have issued and sold an aggregate of 740,363 ordinary shares to Yorkville under the SEPA for aggregate gross proceeds of approximately $18.3 million. On April 24, 2025, concurrently with our entry into the Sales Agreement described above, we reduced the maximum aggregate offering price registered under the SEPA to zero, and the SEPA is no longer an active source of funding as of the date of this Report. For a complete description of the terms of the SEPA, see “Item 5.B—Liquidity and Capital Resources” in our Annual Report on Form 20-F for the year ended December 31, 2025.

Execution of Credit Facility Agreement and Issuance of Warrant (January 2024)

On January 9, 2024, we entered into a facility agreement, or the Facility Agreement, for a $6 million credit facility, or the Credit Facility, and an additional amount up to $3 million, subject to certain conditions, or the Additional Loans, with a global investment firm, or the Lender, who was also an Investor in the January 2024 PIPE. The Credit Facility, which had an initial term of 10 months, accrued interest at a rate of 8% per annum, and the first payment of $1.5 million was drawn down upon execution of the Facility Agreement and the remaining amount was able to be drawn down in eight equal installments as of March 7, 2024. As detailed below, the Facility Agreement terminated on March 1, 2024.

Pursuant to the Facility Agreement, the Lender’s financing obligations terminated in the event we drew down $7.5 million or more pursuant to an alternate credit facility or closes one or more equity financing transaction in an aggregate amount of at least $5 million. As of March 1, 2024, we had received aggregate gross proceeds of more than $5 million from the purchase of Units in the January 2024 Private Placement, the exercise of warrants issued in the January 2024 Private Placement and our exercise of the Conversion Right in the amount of $500,000. As a result, the Lender’s financing obligations have terminated pursuant to the terms of the Facility Agreement.

Until we close one or more equity financing transactions in an aggregate amount of at least $5 million (including the conversion of the Credit Facility), we had the right to convert into ordinary share up to $1.5 million, including accrued interest, of a loan extended or to be extended to us by the Lender, or the January 2024 Conversion Loan Amount, in connection with and in the framework of a financing transaction of ours on the date that follows the date upon which we notified the Lender of such financing transaction, which conversion will occur upon the same terms.

As part of the Facility Agreement, we issued a warrant, or the January 2024 Facility Warrant, to the Lender to purchase 80,645 of our ordinary shares representing an aggregate exercise amount of $7.5 million, with a per share exercise price of $93.00, subject to certain adjustments and certain anti-dilution protection, representing a 150% premium of the closing share price of our ordinary shares on January 5, 2024. The January 2024 Facility Warrant is immediately exercisable upon issuance and has a term of 5 years from the date of issuance. Following the closing of the January 2024 PIPE, the exercise price of the January 2024 Facility Warrant was adjusted to $12.24 which is the effective price per ordinary share in the January 2024 PIPE, or the January 2024 Facility Warrant Adjusted Exercise Price, and the number of ordinary shares issuable upon the exercise of the January 2024 Facility Warrant was also adjusted to a total 612,745, or the January 2024 Facility Warrant Adjusted Shares, such that the product of the January 2024 Facility Warrant Adjusted Exercise Price and the January 2024 Facility Warrant Adjusted Shares is equal to an aggregate exercise amount of $7.5 million. As of the date of this Report, 572,333 January 2024 Facility Warrants have been exercised resulting in gross proceeds of approximately $7.0 million to us.

On March 5, 2026, we and the Lender agreed to amend the January 2024 Facility Warrant. The amendment increased the beneficial ownership limitation applicable to the exercise of the January 2024 Facility Warrant from 4.99% to 19.99% of our outstanding ordinary shares immediately after giving effect to the issuance of ordinary shares upon exercise of the January 2024 Facility Warrant. The amendment became effective on May 5, 2026, the 61st day following March 5, 2026. Following additional adjustments pursuant to the anti-dilution provisions of the January 2024 Facility Warrant, as a result of sales of ordinary shares under the ATM Sales Agreement, as of the date of this Report, the January 2024 Facility Warrant is exercisable for up to 98,282 ordinary shares at an exercise price of $5.0328 per share.

Current Outlook

We have financed our operations to date primarily through proceeds from sales of our equity securities in public and private offerings, as well as a loan from a related party. We have incurred losses and generated negative cash flows from operations since inception in April 2016. Since inception, we have not generated significant revenues from the sale of products, and we do not expect to generate significant revenues from the sale of our products in the near future.

We expect that we will require substantial additional capital to complete the development of additional features of our system according to customers’ requirements, including algorithm optimization, cognitive layer development, system minimization and optical development, as well as to commercialize our products. In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future capital requirements will depend on many factors, including:

●	the progress and costs of our research and development activities;

●	the costs of manufacturing our products;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the potential costs of contracting with third parties to provide marketing and distribution services for us or for building such capacities internally; and

●	the magnitude of our general and administrative expenses.

To date, we have not generated significant revenues from our activities and have incurred substantial operating losses. We expect that we will continue to generate substantial operating losses and will continue to fund our operations primarily through the utilization of our current financial resources, sales of our products, and through additional raises of capital.

In April 2025, we entered into the ATM Facility pursuant to which we have issued an aggregate of 254,074 ordinary shares resulting in aggregate gross proceeds of approximately $3.1 million to date . In addition, to date, we have received approximately $18.3 million as a result of sales of 740,363 of our ordinary shares (not including the Commitment Shares) to Yorkville pursuant to the SEPA.

We expect that our cash and cash equivalents as of the issuance date of this Report and the future expected cash flow from sales will be sufficient for more than 12 months of operations. Without derogating from the foregoing estimate regarding our existing capital resources and cash flows from operations, we may decide to raise additional funds in the second half of 2026.

Our future capital requirements will depend on many factors, including our revenue growth, the timing and extent of investments to support such growth, the expansion of sales and marketing activities, increases in general and administrative costs and many other factors as described under “Item 3.D—Risk Factors.” in our Annual Report.

To the extent additional funds are necessary to meet our long-term liquidity needs as we continue to execute our business strategy, we anticipate that they will be obtained through the incurrence of additional indebtedness, additional equity financings or a combination of these potential sources of funds; however, such financing may not be available on favorable terms, or at all. If we are unable to raise additional funds when desired, our business, financial condition and results of operations could be adversely affected.

Risk Factors

Except as otherwise disclosed in our other filings made with the SEC on or prior to the date of this Report, there have been no material changes to the risk factors previously disclosed in the Annual Report.